Exhibit 99.1

Nuvini Group to Acquire MK Solutions

~ Accretive Acquisition Marks Second of Four Acquisitions Expected through Year End ~

~ Acquisition Expected to Be Immediately Topline and EBITDA and Cash flow Accretive ~

NEW YORK, September 30, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading serial acquirer in the Latin American SaaS sector, today announced it has signed a binding term sheet to acquire MK Solutions, the leading ERP for internet providers in Brazil. The acquisition is expected to bring an additional R$40 million in pro-forma revenue and R$20 million in pro-forma EBITDA to Nuvini. The acquisition is expected to close within 60 days. The closing of the acquisition is subject to certain customary conditions and completion of legal and accounting due diligence.

MK Solutions’ vertical ERP empowers organizations with a dynamic suite of features that simplify workflows and unlock greater productivity. Key capabilities include advanced indicator management, real-time monitoring of connection time and bandwidth usage, and automated stop notifications. The platform offers a comprehensive sales funnel, contract and financial management (including accounts payable/receivable, cash flow, and income statements), and an automatic collection system. It also centralizes tasks and services with SLA tracking, and provides robust inventory control with equipment traceability, fully integrated with the Technician App.

“We have followed the company for some time in our pipeline and we are thrilled to mark this milestone by signing a binding term sheet with MK Solutions. We believe that our new AI first strategy will allow us to accelerate synergies with our current companies.” commented Pierre Schurmann, Chief Executive Officer of Nuvini. “Their cutting-edge platform, with its robust capabilities in financial management, inventory control, and operational efficiency, aligns perfectly with our vision to empower businesses through smart, scalable technology. This acquisition marks a strategic step forward in delivering vertical solutions that drive performance and innovation across industries.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us